Date: 30 November 2001
Number: 33/01

BHP BILLITON BOARD APPOINTMENT

BHP Billiton today announced the appointment of Charles (Chip) Goodyear to the Boards of BHP Billiton Limited and BHP Billiton PLC.

Mr Goodyear will join the Boards as an Executive Director.
He continues in his role as Chief Development Officer, having previously served as Chief Financial Officer.

Mr Goodyear joins fellow executives Paul Anderson and Brian Gilbertson on the Board.

In welcoming the appointment, BHP Billiton Chairman Don Argus noted the significant contribution Mr Goodyear had made to date and said he looked forward to working with him in his new capacity.

CV
--

GOODYEAR, Charles W

Executive Director & Chief Development Officer 2001

Career

Executive Director & Chief Development Officer 2001 -
; Chief Financial Officer 1999-2001; President Goodyear Capital Corporation 1997-99; Executive Vice President & Chief Financial Officer Freeport-McMoRan, Inc. 1995-97; Senior Vice President
& Chief Investment Officer Freeport-McMoRan, Inc. 1993-95;
Vice President Corporate Finance Freeport-McMoran, Inc. 1989-93; Vice President Kidder, Peabody & Co. 1986-89;
Assistant Vice President Kidder, Peabody & Co. 1985-86; Associate Kidder, Peabody & Co. 1983-85


Personal

Born: 18 January 1958, Hartford, Connecticut
Education: MBA The Wharton School of Finance University of
Pennsylvania; BSc Yale University, Connecticut;
Spouse:  Elizabeth
Children:  Charles, Adelaide
Recreation:  Bicycling, Skiing, Fishing


Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:  +61 3 9609 3540
Mobile: +61 419 587 456
Email:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:  +61 3 9609 4157
Mobile: +61 419 546 245
Email:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:  +1 713 961 8625
Mobile: +1 713 480 3699
Email:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:  +27 11 376 3360
Mobile: +27 82 458 2587
Email:Michael.J.Campbell@bhpbilliton.com



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